December 18, 2014

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. H. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Barington/Hilco Acquisition Corp.
Registration Statement on Form S-1
Filed November 13, 2014
File No. 333-200180

Dear Mr. Schwall:

Reference is made to the letter dated December 10, 2014 (the “Comment Letter”) to James A. Mitarotonda, Chairman and Chief Executive Officer of Barington/Hilco Acquisition Corp. (“Barington” or the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. We are also sending courtesy copies of this letter to you by Federal Express.

Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Mr. H. Roger Schwall

United States Securities and Exchange Commission

December 18, 2014

In response to the Staff’s comment, the Company will supplementally provide the Staff with copies of all written communications presented to potential investors and any research reports of the Company published or distributed by any broker or dealer that is participating or will participate in the offering. To date, no such written communications have been presented to potential investors and no such research reports have been published or distributed by any broker or dealer that is participating or will participate in the offering.

2. We note your statement that you will seek stockholder approval of an initial business combination at a meeting called for such purpose at which stockholders may seek to convert their shares. At page 50, you also suggest that your procedures differ from those of blank check companies which “traditionally … would distribute proxy materials for the stockholders’ vote on an initial business combination….” Please confirm to us that you will file or furnish a proxy or information statement subject to Regulations 14A or 14C in connection with a business combination or extension proposal.

In response to the Staff’s comment, the Company hereby confirms that it will file with the Securities and Exchange Commission and furnish to stockholders a proxy or information statement subject to Regulations 14A or 14C in connection with a business combination or extension proposal.

Calculation of Registration Fee

3. If true, please revise footnote 2 to the Calculation of Registration Fee table on the cover of the registration statement to instead specify the precise number of securities as 600,000 in each case, rather than 4,600,000. We note that at page 77 you state that “[w]e have granted the underwriters an option to buy up to 600,000 additional units.”

In response to the Staff’s comment, the Company has revised footnote 2 to the Calculation of Registration Fee table to specify 600,000 in each case as the specific number of securities which may be issued if the Underwriter exercises its over-allotment option.

Prospectus Summary, page 1

4. If the description of your intentions at page 43 under “Proposed Business” remains accurate, please also disclose in the summary the types of “consumer focused businesses” upon which you intend to focus.

In response to the Staff’s comment, we have revised the “Prospectus Summary” to include the types of “consumer focused businesses” on which the Company intends to focus.

Mr. H. Roger Schwall

United States Securities and Exchange Commission

December 18, 2014

Risk Factors, page 15

Our sponsors, including our officers and directors, will control a substantial interest in us, page 25

5. You indicate that your sponsors will own approximately 24.3% of your issued and outstanding shares, but in the first sentence at page 67, you indicate that the number is 20%. Please provide revised disclosure to explain the differences, including whether you are defining “sponsors” differently in the two places.

In response to the Staff’s comment, we have revised the disclosure to reflect that the 24.3% number includes the shares of common stock underlying the private units and the 20% number does not include the shares of common stock underlying the private units.

Dilution, page 36

6. You state that “For the purposes of the dilution calculation, in order to present the maximum estimated dilution as a result of this offering, we have assumed the issuance of 0.1 of a share of common stock….” With a view toward revised disclosure pursuant to Item 506 of Regulation S-K and for purposes of comparison with the $6.78 amount which you present at page 37, please provide us with your supplemental calculations regarding the “Dilution to new investors” once you back out the shares which could be issued only in the event of a business combination.

In response to the Staff’s comment, the following is the calculation regarding “Dilution to new investors” backing out the shares which could be issued in the event of a business combination:

Public offering price		$10.00
Net tangible book value before this offering	$(0.01)
Increase attributable to new investors and private sales	2.89
Pro forma net tangible book value after this offering		2.88
Dilution to new investors		$7.12
Percentage of dilution to new investors		71.2%

Mr. H. Roger Schwall

United States Securities and Exchange Commission

December 18, 2014

The pro forma net tangible book value per share presented above is calculated as follows:

Numerator:
Net tangible book value before the offering	$(5,504)
Net proceeds from this offering and private placement of private units, net of expenses	41,300,000
Plus: Offering costs accrued for and paid in advance, excluded from tangible book value before this offering	30,000
Plus: Proceeds from sale of unit purchase option to underwriters	100
Less: Proceeds held in the trust account subject to conversion	(36,324,595)
$5,000,001
Denominator:
Shares of common stock outstanding prior to this offering	1,000,000
Shares of common stock to be sold in this offering	4,000,000
Shares of common stock to be sold in private placement	295,000
Less: Shares subject to conversion	(3,561,235)
1,733,765

We would like to note that the current disclosure presents the maximum dilution that would be experienced by the public stockholders. The Company believes that in order to present maximum dilution, as prescribed by §229.506 of Regulation S-K, the Unit includes 1.1 shares of common stock (the equivalent of 1 share of common stock and 1/10th of a share of common stock underlying the right) because no additional consideration will be received for the 1/10th of a share of common stock underlying the right. Further, the Company believes that the assumption that the rights should be included in the dilution despite the contingency of a future business combination is appropriate because there are only two possible outcomes: (a) the Company completes a business combination in which case the rights convert to 1/10th of a share and are dilutive or (b) the Company does not complete a business combination in which case the funds are returned to each of the public stockholders and the rights expire worthless as disclosed elsewhere in the Registration Statement. Therefore, for purposes of dilution, the Company is effectively selling 1.1 shares of common stock for $10.00 which is equivalent to selling one share for $9.09. Accordingly, the Company believes that it is appropriate to consider the effect of the right in the calculation of dilution.

Proposed Business, page 43

7. We note the reference in the fourth paragraph to “billions of dollars’ worth of merger, acquisition, monetization and private equity transactions within the branded consumer products, retail and apparel sectors.” To put this disclosure in context, please provide us with the approximate aggregate amount for each of the three most recent calendar years.

Mr. H. Roger Schwall

United States Securities and Exchange Commission

December 18, 2014

In response to the Staff’s comment, we have revised the disclosure to delete the reference to “billions of dollars’ worth” of merger, acquisition, monetization and private equity transactions within the branded consumer products, retail and apparel sectors.

Competition, page 54

8. We note the reference to the “fee to EarlyBird Capital for assisting us in connection with our initial business combination,” which you indicate at page 40 would be 4%. Please revise the disclosure to quantify in dollars the estimated amount of the fee.

In response to the Staff’s comment, we have revised the disclosure to quantify in dollars the estimated amount of the fee to EarlyBirdCapital.

Management, page 59

Conflicts of Interest, page 64

9. We note that four directors must first present opportunities to the five entities you list. Explain the logistics of such requisite prior presentations here, and revise or expand any corresponding risk factor disclosure as appropriate. For example, clarify when director A presents the information to entity X and that entity declines the opportunity, whether the other listed entities similarly must be given the opportunity before it is formally “presented to” or considered by the company.

In response to the Staff’s comment, we have expanded the disclosure relating to the table on page 64 to include a detailed explanation of the four relevant directors’ obligations to present opportunities to other companies, how such presentations will be conducted and what needs to occur before the obligated director is permitted to present the opportunity to the Company. We have also revised the risk factor entitled “Members of our management team may in the future have affiliations with entities engaged in business activities similar to those intended to be conducted by us and accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented” to include this expanded disclosure.

We would also like to note that in all cases, Mr. Mitarotonda’s obligations to present business opportunities to other entities are limited to suitable business opportunities. The Pep Boys – Manny, Moe and Jack is an automotive retail store and service center. A. Schulman, Inc. is an industrial plastics compounder. Given the different industry focuses of the two companies and the minimal possibility that a business opportunity would be well-suited to both enterprises, it is highly unlikely that a target would be required to be presented to both The Pep Boys – Manny, Moe and Jack and A. Schulman, Inc. before it could be presented to the Company. As such, we believe that the current disclosure presents an accurate description of Mr. Mitarotonda’s obligations.

Mr. H. Roger Schwall

United States Securities and Exchange Commission

December 18, 2014

Closing Comments

In response the Staff’s closing comments, we note that the Company has begun the NASDAQ listing application process and that the remaining exhibits to the registration statement will be filed by amendment.

Should you have any questions, please contact me at (212) 974-5701 or via e-mail at jmitarotonda@barington.com.

Sincerely,

Barington/Hilco Acquisition Corp.

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Chairman and Chief Executive Officer

cc: Christopher S. Auguste